Haseltine Law Office

1629 K St, NW, Suite 300
Washington, DC 20006
703 627 2652; fax 703 372 5173
Email: william@wbhlaw.net

611 E Glenoaks Blvd
Glendale, CA 91207
703 627 2652; fax 703 372 5173
URL: www.wbhlaw.net

June 30, 2011

Mark P. Shuman, Branch Chief – Legal
United States Securities and Exchange Commission
Washington, DC 20549

RE:	OICco Acquisition III, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed June 30, 2011
File No. 333-168185

Dear Mr. Shuman:

Thank you for your letter of June 24, 2011, regarding the above registration statement.  Each comment has been addressed as set forth below, and in Amendment No. 9 to Form S-1 filed herewith, as requested by your comment letter.  Specific answers to your comments are set forth below.

SEC Comment

“Cover Page

1.           With respect to  . . . “

An additional sentence has been added to clarify that Mr. Davis will not sell any shares unless and until the maximum offering is completed.  The third sentence has been changed to indicate that the Selling Shareholder will be selling, if at all, during the period after completion of the maximum offering by the Company.

Mark P. Shuman
June 30, 2011

“Part II
Item 16. Exhibits and Financial Statement Schedules, page 46

2.           The legality opinion . . .”

The legality opinion has been revised according to your comment.

Attached to this correspondence is a letter from the issuer requesting acceleration of the effective date of this registration statement.  Thank you for your consideration and cooperation.

Sincerely,

/s/William B. Haseltine/
William B. Haseltine